Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 23 DATED JUNE 9, 2017
TO THE PROSPECTUS DATED APRIL 29, 2016
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated April 29, 2016, Supplement No. 20 dated April 14, 2017, which superseded and replaced all previous supplements to the prospectus, Supplement No. 21 dated May 4, 2017, and Supplement No. 22 dated May 22, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.;
(2)	recent real property investments;
(3)	update to the distribution and stockholder servicing fee; and
(4)	updates to our management.

OPERATING INFORMATION

Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission (SEC) on March 17, 2014 and was subsequently supplemented by a post-effective amendment to the registration statement declared effective on April 29, 2016. We are offering up to $2,500,000,000 in shares of common stock pursuant to our primary offering, consisting of two classes of shares: $1,375,000,000 in shares of Class A common stock (Class A Shares) and $1,125,000,000 in shares of Class T common stock (Class T Shares). We are also offering $475,000,000 in shares pursuant to our distribution reinvestment plan. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan. During the month of May 2017, we accepted investors’ subscriptions for, and issued, a total of approximately 329,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $8.5 million, consisting of approximately 293,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $7.6 million ($5.3 million in Class A Shares and $2.3 million in Class T Shares), and approximately 36,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $873,000. As of May 31, 2017, we had accepted investors’ subscriptions for, and issued, a total of approximately 14.7 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $367.6 million ($349.1 million in Class A Shares and $18.5 million in Class T Shares; including shares issued pursuant to our distribution reinvestment plan). As of May 31, 2017, approximately $2.6 billion in shares of our common stock remained available for sale in the offering.
As previously disclosed, we have filed a registration statement on Form S-11 under the Securities Act of 1933, as amended, for a follow-on offering of our Class A Shares and Class T Shares (Follow-on Offering). There is no guarantee that the Follow-on Offering will be declared effective by the SEC at any particular time, or at all. Unless earlier terminated by our board of directors, in their discretion, we will continue to offer shares in our initial public offering until the earlier of: (i) the date on which we have sold all shares registered under our initial public offering; (ii) the effective date of the registration statement for the Follow-on Offering; or (iii) September 13, 2017. If our board of directors determines to terminate our initial public offering earlier than the dates set forth above, we will notify stockholders by filing a supplement to the prospectus with the SEC. The initial public offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the initial public offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 15 of the prospectus and “Investment Objectives and Policies — Real Property Investments” beginning on page 119 of the prospectus, and describes activity that occurred subsequent to the activity as of May 9, 2017 previously disclosed in our prospectus, as supplemented.

Description of Real Estate Investments
As of May 31, 2017, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 127 properties, acquired for an aggregate purchase price of approximately $555.0 million, located in 33 states, consisting of eight anchored shopping centers and 119 retail properties, comprising approximately 2.7 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We acquired one property between May 10, 2017 and May 31, 2017. In general, our properties are acquired through the use of proceeds from our ongoing public offering and debt borrowings.

Distribution and Stockholder Servicing Fee
The following information supersedes and replaces the description of the “Distribution and Stockholder Servicing Fee” in the tables contained in the sections of our prospectus captioned “Prospectus Summary — Compensation to Our Advisor and Its Affiliates” beginning on page 21 of the prospectus and “Management Compensation” beginning on page 87 of the prospectus and all similar discussions appearing throughout the prospectus, as supplemented.
We will pay our dealer manager a fee that will be calculated on a daily basis in an amount equal to 1/365th of 1.0% of the estimated per share NAV of Class T shares sold in our primary offering and will be paid monthly in arrears. We will cease paying the distribution and stockholder servicing fee with respect to Class T shares sold in this offering at the earliest of: (i) the end of the month in which the transfer agent, on our behalf, determines that total distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 4.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary Class T shares held in such account, or a lower limit agreed upon between our dealer manager and the participating broker-dealer at the time such Class T shares were sold; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the aggregate sale of Class A shares and Class T shares in our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan); (iii) the fourth anniversary of the last day of the month in which our public offering (excluding the distribution reinvestment plan offering) terminates; (iv) the date such Class T share is no longer outstanding; and (v) the date we effect a liquidity event (such as the sale of our company, the sale of all or substantially all of our assets, a merger or similar transaction, the listing of our shares of common stock for trading on a national securities exchange or an alternative strategy that would result in a significant increase in the opportunities for stockholders to dispose of their shares). Our dealer manager may, in its discretion, reallow to participating broker-dealers all or a portion of the distribution and stockholder servicing fee.
Management
The following information supersedes and replaces the table of our executive officers, key personnel and directors beginning on page 72 of the prospectus in the “Management — Executive Officers and Directors” section of the prospectus, as supplemented.

Name	Age *	Position(s)
Glenn J. Rufrano	67	Chief executive officer and president and director
Nathan D. DeBacker	37	Chief financial officer and treasurer
Jeffrey R. Smith	34	Vice president of accounting and principal accounting officer **
Marcus E. Bromley	67	Independent director and non-executive chairman of the board of directors
Robert A. Gary, IV	63	Independent director
______________________

*	As of May 31, 2017.

**	Non-Executive Officer
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 72 of the prospectus, as supplemented.
Jeffrey R. Smith has served as our vice president of accounting and principal accounting officer since June 2017. Mr. Smith also serves in the following positions for certain other programs sponsored by Cole Capital:

Entity	Position(s)	Dates
CCPT IV, CCIT II, CCIT III, Cole Income NAV Strategy	Vice president of accounting and principal accounting officer *	June 2017 — Present
______________________

*	Non-Executive Officer
Prior to his appointment, Mr. Smith served as director of accounting of VEREIT from June 2016 until June 2017. From September 2008 until joining VEREIT in June 2016, Mr. Smith worked as an auditor for the independent public accounting firm of KPMG LLP. Mr. Smith earned his master’s degree in accounting from Brigham Young University and is a Certified Public Accountant.
We do not compensate Mr. Smith for his services as a non-executive officer of our company.
Effective as of June 2, 2017, Christine T. Brown resigned as our vice president of accounting and principal accounting officer and from all positions with other programs sponsored by Cole Capital. Accordingly, all references to Ms. Brown in the prospectus are hereby supplemented with the aforementioned information.

2
CCPT5-SUP-23D